Limbach Holdings, Inc.

31-35th Street

Pittsburgh, Pennsylvania 15201

December 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Limbach Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-214838

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Limbach Holdings, Inc. ("Registrant") hereby requests that the effective date of the Registration Statement described above be accelerated so that such Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on Thursday, December 15, 2016, or as soon thereafter as practicable.

Please call Sarah Ross at Winston & Strawn, LLP at (212) 294-4781 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

LIMBACH HOLDINGS, INC.

By:	/s/ John T. Jordan, Jr.
John T. Jordan, Jr.
Chief Financial Officer